Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

c/o	Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010-3629

November 23, 2010

Re:	FXCM Inc. Registration Statement on Form S-1 Registration File No. 333-169234
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Sir/Madam:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus dated November 15, 2010, was distributed during the period November 15, 2010 through 4:00 p.m., Eastern Standard Time, November 22, 2010, as follows:

No. of Copies
Institutions	2,884
Dealers, Underwriters and Others	6,598
Total	9,482
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     In accordance with Rule 461 of the Act, we hereby join in the request of FXCM Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. (Eastern Standard Time) on November 30, 2010, or as soon thereafter as practicable.

Very truly yours,

Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc.

By:	Credit Suisse Securities (USA) LLC

By:	/s/ David Herner

Name: David Herner
Title: Managing Director
As representatives for the several participating underwriters.